CODE OF ETHICS AND PERSONAL TRADING POLICIES

As a registered investment adviser, Omega has a fiduciary duty to every client of the firm. Omega places the interests of our clients first in every situation. As part of our fiduciary duty, we acknowledge our responsibility to provide advice that is suitable to our clients’ investment objectives, seek best execution of all client transactions absent overriding client direction, and provide full and fair disclosure of all relevant facts and any potential or actual conflicts of interest.

OMEGA’s Code of Ethics, herein sets forth, among other things, the standards of business conduct required of all supervised persons of OMEGA. In particular, these standards include a requirement that such persons comply with the federal securities laws as well as the obligations expected of fiduciaries.

CODE OF ETHICS

Fiduciary Duty – Statement of Policy

The Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. This duty is particularly pertinent whenever the adviser is in a situation involving a conflict or potential conflict of interest. The Firm and all Employees must affirmatively exercise authority and responsibility for the benefit of Clients and may not participate in any activities that may conflict with the interests of Clients. In addition, we must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. Accordingly, at all times, we must conduct our business with the following precepts in mind:

1.	Place the interests of Clients first. We may not cause a Client to take action, or not to take action, for our personal benefit rather than the benefit of the Client. For example, causing a Client to purchase a security owned by an Employee for the purpose of increasing the price of that security would be a violation of this Code. Similarly, an Employee investing for himself in a security of limited availability that was appropriate for a Client without first considering that investment for such Client may violate this Code.

2.	Avoid taking inappropriate advantage of our position. The receipt of investment opportunities or perquisites from persons seeking business with the Firm could call into question the exercise of our independent judgment. Accordingly, we may accept such items only in accordance with the limitations in this Code.

3.	Conduct all personal securities transactions in compliance with this Code of Ethics. This includes all pre-clearance and reporting requirements and procedures regarding inside information and personal and proprietary trades. Employees must not take any action that could result in even the appearance of impropriety.

4.	Keep information confidential. Information concerning Client transactions or holdings may be material non-public information and Employees may not use knowledge of any such information to profit from the market effect of those transactions.

5.	Comply with the federal securities law and all other laws and regulations applicable to the Firm’s business. Make it your business to know what is required of the Firm as an investment adviser, and you as an Employee of the Firm, integrate compliance into the performance of all duties.

6.	Seek advice when in doubt about the propriety of any action or situation. Any questions concerning this Code of Ethics should be addressed to the Chief Compliance Officer, who is encouraged to consult with outside counsel, outside auditors, or other professionals, as necessary.

7.	You are required to promptly report any actual or suspected violations of this Code of Ethics and the policies and guidelines referenced in it to the Chief Compliance Officer or General Counsel.

The Policies and Procedures in this Manual implement these general fiduciary principles in the context of specific situations.

2.3 PERSONAL SECURITIES TRANSACTIONS

TRADING TO INDUCE OTHERS TO PURCHASE AND SELL

Section 9(a)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) makes it unlawful for any person, acting alone or with others, to effect a series of transactions in any security registered on a national securities exchange, creating actual or apparent active trading in such security or raising or depressing the price of the security, for the purpose of inducing the purchase or sale of such security by others. Rule 10b-5 under the Exchange Act has been interpreted to proscribe the same type of trading practices in over-the-counter securities.

The thrust of these prohibitions against manipulative trading practices is that the trader, alone or with others, should not

•	engage in trading or apparent trading activity for the purpose of inducing purchases or sales by others, or

•

engage in trading or apparent trading activity for the purpose of causing the price of a security to move up or down, and then take advantage of such price movement by buying or selling at such “artificial” price level.

It is understood that buy or sell programs may cause stock prices to rise or fall. Price changes resulting from supply and demand factors are not prohibited. As outlined above,

Section 9(a)(2) prohibits activity where there is a purpose to affect the price of a security, not where such change is an incidental result of a change in supply or demand.

Examples where manipulative trading has been discussed, alleged or found include the following:

1. U.S. v. GAF Corporation (1989). The indictment against GAF alleged that in order to manipulate the price of Union Carbide common stock upward so as to create the impression among potential buyers that the stock was increasing in value and maximize GAF’s gain upon the sale of its shares of Union Carbide stock, Jeffries & Company, acting upon instructions from an officer of GAF, purchased large amounts of the stock near the close of trading on two days. This allegedly caused the stock price to close higher by only one-eighth of a point on the first day and three-eighths of a point on the second day. GAF promised Jeffries that it would pay any losses sustained by Jeffries in the transactions. The Government alleged that these acts constituted a violation of Section 9(a)(2). The GAF case presents a situation where a corporation, which itself did not engage directly in the manipulative activity, was charged with wrongful conduct when it instructed someone else to engage in manipulative trades on its behalf. It also shows that the Government will prosecute a manipulation case even if the actual price movement resulting from the manipulation is not significant.

2. U.S. v. Regan (1989). (the Princeton/Newport case). The indictment against the defendants alleged, among other things, that defendants assisted Drexel Burnham Lambert in the manipulation of C.O.M.B. Co. (“COMB”) common stock. Drexel was underwriting an offer of COMB convertible bonds. Prior to pricing the issue on April 11, 1985, a Drexel employee allegedly contacted a general partner of Princeton/Newport, who agreed to cause Princeton/Newport to sell short COMB common stock in an attempt to drive the stock price down. That day, Princeton/Newport sold short 40,000 shares of COMB common stock. The stock closed 15 7/8 bid and 16 1/8 asked, for a net change of plus 1/2 over the preceding day’s bid. Despite the fact that the short sale did not have its desired effect, it served as a basis for a charge of manipulative trading.

3. U.S. v. Lewis (1989). Defendant allegedly manipulated the price of Fireman’s Fund stock for the benefit of American Express and violated margin requirements. Lewis asked two employees of Jeffries & Co. to raise the price of the stock. The employees made large purchases of the stock on one day which allegedly caused the closing price to increase by one-eighth of a point to 38.

4. SEC v. The Seaboard Corporation (1976). Defendants allegedly entered into an arrangement to manipulate the price of The Seaboard Corporation common stock upward prior to a public offering of Seaboard common stock and warrants. As part of the arrangement, Steinhardt Partners allegedly agreed to purchase Seaboard shares, provided that it be protected against loss. Steinhardt Partners allegedly purchased approximately 100,000 shares over an 11-day period through a broker which continually raised its bid price above the then prevailing high bid. Shares were purchased at prices ranging from

6 1/4 to 7 7/8. Shortly after Seaboard’s public offering, Steinhardt Partners allegedly sold its position at a loss of approximately $100,000. In connection with such sale, Cantor Fitzgerald, another defendant, allegedly agreed to make up the loss by charging Steinhardt Partners reduced mark-ups and/or better than usual prices on transactions. The complaint alleged that these acts constituted a scheme to manipulate the market for Seaboard stock prior to the offering and a cover-up of the scheme.

5. In the Matter of William J. McClaren (1973). In this SEC action, a broker consented to findings of misconduct and sanctions in connection with his role in manipulating the price of a common stock which his firm was underwriting. The purpose of the manipulation was to sell shares to customers at prices which were arbitrary and not reasonably related to the supply and demand for the stock. The allegations included placing quotations in the pink sheets at arbitrary prices and engaging in transactions intended to reduce the supply of the security so as to raise the price. Placing the quotations and drying up the supply of stock were devices intended to create stock movement so as to facilitate sales at high prices.

6. Opinion of the General Counsel of the SEC (1941). The General Counsel of the SEC was asked his opinion as to the legality of a buying program for the purpose of accumulating stock and then reselling the shares purchased, where the purchaser expected his purchases to raise the market price of the stock to a figure closer to what the purchaser considered was its true value. The General Counsel acknowledged that bringing about a price rise by extensive purchases is not unlawful in itself. Section 9(a)(2) does not prohibit purchasing which may advance the market or selling which may depress it. However, such acts are prohibited when the purpose is to induce others to buy or sell the stock. The statute is violated even if this purpose is not achieved, i.e., whether or not any other persons do in fact purchase or sell at the new price levels. That the program is undertaken in a sincere belief that the stock should for some reason be selling at a higher level is immaterial. The General Counsel stated that in determining the purpose of, for example, a buying program which has raised the stock price, timing of the eventual sale is critical. Where the sale occurs when the price hits the desired price, this constitutes strong evidence of a wrongful purpose. Section 9(a)(2) is not violated, though, if shares are purchased, not for the purposes of inducing others to purchase or sell, but for the purpose of acquiring a supply of stock which can be disposed of at a profit because an independent event has occurred which will maintain the increase in the stock’s market price. Under such circumstances, if the purchaser, before selling his shares, permits a sufficient period of time to elapse from his last purchase to make sure that the effect of his purchases on the market has dissipated and the market has found its own independent level caused by outside factors of supply and demand, the subsequent sale is permissible. The length of time which the purchaser must wait will depend upon the character of the market and the length of time which the market takes to lose the effect of his buying.

TRADING FOR ACCOUNTS OTHER THAN THE OMEGA COMPANIES.

A Member or Employee will not purchase or sell, or otherwise acquire or dispose of, a direct or indirect interest (long or short) in any “Security” for his or her own account, or the account of any person other than an Omega Company, unless each such purchase, sale, acquisition or disposition is specifically approved in writing in advance by Leon Cooperman or Steven Einhorn, or a person designated by them on the form attached as Exhibit 1 hereto.* (Additional copies of the form may be obtained from the Director of Compliance.)

For these purposes, the term “Security” shall include, without limitation, any note; stock; bond; debenture; evidence of indebtedness; certificate of interest or participation in any profit sharing agreement; collateral trust certificate; pre-organization certificate of subscription; transferable share; investment contract; voting-trust certificate; certificate of deposit for a security; fractional undivided interest in oil, gas, or other mineral rights; any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof); or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency; or, in general, any interest or instrument commonly known as a security; or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing. It shall not include securities issued by the government of the United States or a foreign government; bankers’ acceptances; bank certificates of deposit; commercial paper; high-quality, short-term debt instruments, including repurchase agreements; shares of open-end investment companies (mutual funds) registered under the Investment Company Act of 1940 (unless advised or sub-advised by Omega); and Unit Investment Trusts that are invested exclusively in one or more open-end funds (unless such open-end funds are managed or sub-advised by Omega). To clarify, while an investment in a limited partnership or discretionary account requires approval, trading activities within such account do not require approval, provided that the account is managed by an investment manager who is neither affiliated with, nor under the direct or indirect influence or control of, any Omega Company, Member or Employee.

From time to time, access persons of Omega or its affiliates may have interests in securities owned by or recommended to clients. Omega may purchase or sell for its advisory accounts securities of an issuer in which Omega, its affiliates or their access persons also have a position or interest. If the amount of a security available for purchase at a particular time exceeds the amount required, in Omega’s view, for clients, the security may be purchased by access persons and clients simultaneously on an average price basis. If the amount of the security available for purchase at a particular time is less

*

Each of Messrs. Cooperman and Einhorn must obtain such prior written approval of his own such trades, for personal accounts or accounts other than an Omega Company, from one or another of such named persons.

than the amount required for any clients, the security cannot be purchased for access persons until the client order(s) have been executed. In addition, sales of securities held for a client account will be made on behalf of the client prior to sales of such security on behalf of access persons if a joint sale would, in Omega’s opinion, have a negative impact on the price of the security. Prior to any transaction by an access person, such access person must confirm with the Traders as to whether Omega will be trading in such security on behalf of its clients.

Each time that a Member or Employee providing portfolio management or analytical services recommends the purchase or sale of any Security on behalf of an Omega Company, such person must at that time affirmatively disclose to Mr. Cooperman (or if Mr. Cooperman is not reasonably available, to Mr. Einhorn), or any person designated by them, any position (long or short) that such Member or Employee maintains in such Security or in any other Security issued by the same issuer.

The foregoing is intended to ensure that our activities will be consistent with applicable law and regulation, and, in addition, to avoid even the appearance of impropriety. By signing the attached Acknowledgment, each Member and Employee agrees:

(i) to conduct his or her activities in compliance with the restrictions set forth in this Policy Statement, and to instruct all brokerage firms with whom he or she maintains Security accounts (either personal, or for the account of any other person for whom he or she exercises formal or informal investment discretion) to deliver duplicate confirms and monthly brokerage statements to CCO as the Director of Compliance;

(ii) to make available to representatives of the Omega Companies (including, without limitation, such outside counsel or accountants as shall be so designated) all brokerage statements for Security accounts over which such Member or Employee exercises formal or informal investment discretion, as well as Security accounts in which such Member or Employee may have beneficial interest but no investment discretion or influence (“Discretionary accounts”), if so requested by Mr. Cooperman; and

(iii) at the expense of Omega Advisors, Inc. (provided that all the restrictions set forth in this Policy Statement have been complied with) but otherwise without any recourse against any other Member or Employee or any Omega Company or affiliated persons, to reverse a trade in any Security, if so requested by Mr. Cooperman.

In particular, please note the following requirements:

No later than 10 days after the Member or Employee joins Omega, such person must submit an initial holdings report (which information must be current as of a date no more than 45 days prior to the date the person becomes a Member or Employee) for each Security account in which such Member or Employee has a direct or indirect beneficial interest (including Discretionary accounts):

(i)	The title, number of shares, the exchange ticker symbol or CUSIP number and principal amount of each reportable security in which the Member or Employee had direct or indirect beneficial ownership;

(ii)	The name of any broker, dealer or bank with which the Member or Employee maintains an account in which any securities are held for such person’s direct or indirect benefit, and

(iii)	the date the report is submitted.

No later than 30 days after the end of a calendar quarter, the Member or Employee must submit the following information about each transaction involving a Security in which such person had or acquired, any direct or indirect beneficial ownership:

(i)	The date of the transaction, the title, the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each Security involved;

(ii)	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

(iii)	The price of the Security at which the transaction was effected;

(iv)	The name of the broker, dealer or bank with or through which the transaction was effected; and

(v)	the date the report is submitted.

You can satisfy the requirement to submit Quarterly Transaction Reports by ensuring that the Compliance Department receives duplicate trade confirmations and statements for your Security accounts.

Annually, the following information (which information must be current as of a date no more than 45 days before the report is submitted):

(iv)	The title, number of shares, the exchange ticker symbol or CUSIP number and principal amount of each reportable security in which the Member or Employee had direct or indirect beneficial ownership;

(v)	The name of any broker, dealer or bank with which the Member or Employee maintains an account in which any securities are held for such person’s direct or indirect benefit, and

(vi)	the date the report is submitted.

You can satisfy the requirement to submit Annual Holdings Reports by ensuring that the Compliance Department receives duplicate trade confirmations and statements for your Security accounts (including Discretionary accounts).

Failure to comply with these guidelines will constitute grounds for termination with cause.

POLICY STATEMENT ON INSIDER TRADING

The Omega Companies forbid any of their Members and Employees from trading, either personally or on behalf of others, on material nonpublic information or communicating such information to others.

The term “insider trading” is not defined in the federal securities laws, but is generally used to refer both to the use of material nonpublic information to trade in securities (whether or not one is an “insider”) and to communications of material nonpublic information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

(i)	trading by an insider while in possession of material nonpublic information;

(ii)	trading by a non-insider while in possession of material nonpublic information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated; or

(iii)	communication, by an insider or a non-insider described in clause (ii) above, of material nonpublic information to others.

1.	Who is an Insider?

The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and, as a result, is given access to information solely for the company’s purposes. Temporary insiders can include, among others, a company’s law firm, accounting firm, consulting firm, banks, and the employees of such organizations.

2.	What is Material Information?

Trading on inside information is not a basis for liability unless the information is material. “Material information” is generally defined as (i) information as to which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, (ii) information that, if publicly disclosed, is reasonably certain to have a substantial effect on the price of a company’s securities, or (iii) information which could cause insiders to change their trading patterns. Information that should be considered material includes, without limitation, changes in dividend policies, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidity problems, and significant new products, services or contracts.

Material information can also relate to events or circumstances affecting the market for a company’s securities, such as information that a brokerage house is about to issue a stock recommendation.

3.	What is Nonpublic Information?

Information is nonpublic until such time as it has been effectively communicated to the market place. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public. In addition, if information is being disseminated to traders generally by brokers, such information would be considered public.

4.	Penalties for Insider Trading.

Penalties for trading on, or communicating, material nonpublic information are severe. A person can be subject to some or all of the penalties below even if he or she does not personally benefit from the violation. Penalties include:

•	civil injunctions;

•	treble damages;

•	disgorgement of profits;

•	jail sentences; and

•	fines for the person who committed the violation of up to the greater of $1,000,000 or three times the amount of the profit gained or loss avoided.

In addition, any violation of this Policy Statement can be expected to result in serious sanctions by the Omega Companies, including dismissal of the persons involved.

5.	Identifying Inside Information.

Before trading, on behalf of the Omega Companies or anyone else, in the securities of a company about which you think you may have inside information, ask yourself the following questions:

(i)	Is the information material? Is this information that an investor would consider important in making his or her investment decisions? Is this information that would substantially affect the market price of the securities if generally disclosed? Is this information which could cause insiders to change their trading habits?

(ii)	Is the information nonpublic? To whom has this information been provided? Has the information been filed with the SEC, or been effectively communicated to the marketplace by being published in Reuters Economic Services, The Wall Street Journal or other publications of general circulation, or by appearing on the wire services?

If, after consideration of the above, you believe that the information is material and nonpublic, or if you have questions as to whether the information is material and nonpublic, you should take the following steps:

(i)	Report the matter immediately to Mr. Cooperman or CCO;

(ii)	Do not purchase or sell the securities on behalf of yourself or others, including the Omega Companies; and

(iii)	Do not communicate the information to anyone, within or outside the Omega Companies, other than to Mr. Cooperman or CCO.

After Mr. Cooperman or CCO has reviewed the issue, you will be instructed to continue the prohibitions against trading and communication, or you will be allowed to trade on and communicate the information.

6.	Contacts with Third Parties.

Requests for information about the Omega Companies from third parties, such as the press and analysts, should be directed to Mr. Cooperman or CCO.

7.	Resolving Issues Concerning Insider Trading.

If, after consideration of the items set forth in Paragraph 5 of this Section, doubt remains as to whether information is material or nonpublic, or if there are any unresolved questions as to the applicability or interpretation of the foregoing procedures or as to the propriety of any contemplated action, these matters must be discussed with Mr. Cooperman or the General Counsel before trading on or communicating the information to anyone.

EXHIBIT 1

FORM FOR PRIOR APPROVAL OF TRANSACTIONS

IN SECURITIES

1.	Name of person seeking authorization:

2.	Account for which approval is sought (e.g., personal, spouse):

3.	Issuer:

4.	Class or type of security:

5.	No. of units to be purchased, sold, acquired, or disposed of:

6.	Transaction is:	purchase
sale
short sale
other (specify: )

Signature of Person Seeking Authorization:

Date:

*     *     *     *     *

The foregoing transaction is approved.

Date:
Name:
Title: